MMR Information Systems, Inc.
468 Camden Drive, Suite 200
Beverly Hills, CA 90210

April 30, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse-Mills Apenteng, Division of Corporate Finance

Re: MMR Information Systems, Inc.

Preliminary Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 000-51134

Dear Ms. Apenteng:

Set forth below are the responses of MMR Information Systems, Inc. (the "Company") to those Staff comments made by letter dated April 29, 2010(the "Comment Letter"), in connection with the Company's Preliminary Proxy Statement on Schedule 14A, filed April 23, 2010 (File No. 000-51134).

For ease in reference, the Company's responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Proposal No. 3 - Approval of Amendment to the Company's 2001 Equity Incentive Plan, page 19

1. Please disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If you have a present intent to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A. If you do not have a present intent to make any specific grants, please provide a representation to that effect.

Company Response: The Company currently does not have any plans to make grants under the plan. The Company will make a representation to that effect in its Definitive Proxy Statement on Schedule 14A. The introductory paragraph of Proposal No. 3 shall read (with additional text underlined below to ease your review):

"In June 2001, our Board of Directors adopted, and our stockholders subsequently approved, the Company's 2001 Equity Incentive Plan (the "Plan"). The number of shares authorized for issuance under the Plan is currently 12,000,000, of which none remained available for issuance as of December 31, 2009. We presently have no plan or intent to make any specific grants under the Plan."

MMR Information Systems, Inc.
Responses to Staff Comments

We also acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact Mark Skaist, the Company's legal counsel, at (949) 725-4117.

Very truly yours,

MMR INFORMATION SYSTEMS, INC.

/s/ Robert H. Lorsch
Robert H. Lorsch
President and Chief Executive Officer